UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 3, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated February 14, 2014.

•	Press Release dated February 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: March 3, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces Executive Appointments

Calgary, Alberta, February 14, 2014 – Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Pipelines Inc. announced today changes to responsibilities of certain senior executives, effective March 1, 2014. Stephen J. Wuori, currently President, Liquids Pipelines & Major Projects, will be appointed Strategic Advisor, Office of the President and CEO. Guy Jarvis, currently Executive Vice President and Chief Commercial Officer, Liquids Pipelines, will be appointed President, Liquids Pipelines, reporting to Al Monaco, President and CEO. Concurrent with this appointment, Mr. Jarvis will also assume the role of President, Enbridge Pipelines Inc.

In his role as Strategic Advisor, Mr. Wuori will provide advice and support with respect to strategic matters affecting Enbridge’s Liquids Pipelines and other businesses. Mr. Wuori has 34 years of experience with Enbridge, including most recently as President of Liquids Pipelines since 2008. He has served as a board member and chair of both the American Association of Oil Pipelines and the Canadian Energy Pipelines Association.

Mr. Jarvis will assume responsibility for the leadership of all aspects of Enbridge’s Liquids Pipelines business unit. Mr. Jarvis has more than 28 years of experience in the energy industry, of which the last 14 have been with Enbridge. Prior to his current role as Executive Vice President and Chief Commercial Officer, Liquids Pipelines, he served as President, Enbridge Gas Distribution, and previously led Enbridge’s Liquids Pipelines business development group, among other roles of increasing responsibility.

“These changes position us well to continue to achieve our strategic priorities,” said Mr. Monaco. “Guy is an experienced business unit leader and brings a strong background in operations, commercial management and business development from his previous roles within Liquids Pipelines.

“Steve is a tremendous contributor to Enbridge’s success and development of the Liquids Pipelines business unit, which he has led through both an unprecedented period of growth while maintaining an intense focus on achieving operational excellence,” Mr. Monaco said. “Through Steve’s new role, we will continue to benefit from his extensive knowledge of pipeline infrastructure and fundamentals while providing him with greater flexibility for personal and family interests.”

Biographies of Mr. Wuori and Mr. Jarvis are available at www.enbridge.com.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Files 2013 Year End Disclosure Documents

Calgary, ALBERTA – Feb. 14, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2013 with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2013 with the United States Securities and Exchange Commission.

Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com/investorfilings. Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:

Enbridge Inc.

Investor Relations

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

Enbridge’s Notice of Annual Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the end of March. Enbridge’s Annual Meeting of Shareholders will be held at 1:30 p.m. MT on Wednesday, May 7, 2014 in the Ballroom at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta. A live audio webcast of the meeting will be available at www.enbridge.com.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com